SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For July 12, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes [ ]           No [X]

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    Bonso Electronics Reports Record Sales for the Year with Earnings Up 236%
    -------------------------------------------------------------------------


HONG KONG, July 12 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International, Inc (Nasdaq: BNSO - News) today reported net income of $2,244,000 or $0.39 per share (diluted) on revenues of $74,707,000 for the fiscal year ended 31 March 2004. This represents an increase of 236 percent in net income and 61 percent in revenues as compared to a loss of $1,644,000 or $0.29 per share (diluted) and sales of $46,330,000 posted during the same period last year.

Anthony So, Chairman, CEO and President said, "We delivered record revenue, earnings and free cash flow, strengthened our balance sheet, lowered our interest costs and increased investment in the future growth of our businesses.

"Our record results came from increases in sales of both Telecom and Sensor based products. The tremendous improvement in our annual results represents a significant positive change in our business," said Mr. Anthony So.

"This year's results further demonstrate that we can significantly increase our sales volume while maintaining positive cash flow from operations. At March 31, 2004, Bonso had a cash and cash equivalents position of approximately $11,000,000 or $1.82 per share with little long term debt."

Although our stock price has increased significantly in the last fiscal year (a 269% increase from 1 April, 2003 to 31 March 2004), I believe that we are still undervalued and that our current share price represents a value as demonstrated by the statistics below:

     Share price (7/9/04) = $5.30
     Earnings per share (3/31/04) = $0.39
     Sales increase (3/31/04) = 61%
     Earnings increase (3/31/04) = 236%
     Cash per share (3/31/04) = $1.82
     Book value per share (3/31/04) = $5.07


We are also proud to announce that we are pursuing international certification for environmental compliance (ISO 14000) and worker safety (ISO 18000). We want to safeguard the world's precious natural resources and ensure that our 3,200 dedicated and hard working employees operate in a safe and clean environment.

                                                       Financial Summary
                                                --------------------------------
                                                  Unaudited          Audited
                                                  Year ended        Year ended
                                                March 31, 2004    March 31, 2003
                                                --------------    --------------

    Revenue ($M)                                     74.707           46.330
    Gross Profit ($M)                                17.226           10.802
    Net Income/(Loss) from operation ($M)             2.304           (0.778)
    Net income/(Loss) ($M)                            2.244           (1.644)
    EPS($)                                             0.39            (0.29)
    Weighted Average
    Shares Outstanding (M)                            6.060            5.599


About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     For more information, please contact,
     In US - George OLeary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong - Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: July 12, 2004                      By: /s/ Henry F. Schlueter
      -------------                      --------------------------
                                         Henry F. Schlueter, Assistant Secretary